Fifth Third Bank

H. Samuel Lind, Esq.

Vice President and Counsel

February 27, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Office of Information Services

Re:	Preliminary Proxy Statement for Fifth Third Bancorp

Dear Filing Officer:

The enclosed preliminary proxy statement of Fifth Third Bancorp relates to its Annual Meeting of Shareholders scheduled for April 17, 2012. Fifth Third is filing this proxy statement in preliminary form pursuant to Rule 14a-6 because it is proposing to amend its Articles of Incorporation and Code of Regulations to provide for a majority voting standard in director elections. The only other matters to be voted upon are the election of directors, the ratification of Fifth Third’s independent auditors, a say on pay advisory vote and an advisory vote on the frequency of the say on pay vote. No fee is required in connection with this filing.

Fifth Third intends to release its definitive proxy materials to its stockholders on March 8, 2012. Accordingly, we will appreciate it if the Commission’s Staff would inform us as soon as possible if the Staff determines that Fifth Third’s preliminary proxy statement will be subject to review and comment. In such event, please contact the undersigned at 513-534-3719 or at sam.lind@53.com.

Thank you in advance for your help and attention.

Very truly yours,

/s/    H. Samuel Lind

H. Samuel Lind

Enclosures

38 Fountain Square Plaza — MD 10AT76 — Cincinnati, Ohio 45263

(513) 534-3719 — Fax: (513) 534-6757 — sam.lind@53.com